Robinhood Ventures Fund II

NYSE (Expected): RVII

August 2026



Important disclosures and preliminary prospectus information on page 2. Please read these disclosures carefully before reviewing this presentation.

DISCLOSURES

Robinhood Ventures Fund II ("RVII" or the "Company") has filed a registration statement (including a preliminary prospectus) on Form N-2 (File No. 333-297168) with the Securities and Exchange Commission (the "SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents RVII has filed with the SEC for more complete information about RVII and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, copies of the prospectus may be obtained by contacting Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, or by emailing prospectus-ny@ny.email.gs.com; J.P. Morgan Securities LLC, Attention: c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or email: prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com; Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146); Wells Fargo Securities, LLC, 608 2nd Avenue South, Minneapolis, Minnesota 55402, at 800-645-3751 (option #5) or email a request to WFScustomerservice@wellsfargo.com; and UBS Securities LLC, Attention: Equity Syndicate, 11 Madison Avenue, New York, NY 10010, by telephone at (888) 827-7275, or by email at ol-prospectus-request@ubs.com. Investors are advised to carefully consider the investment objectives, risks and charges and expenses of RVII before investing.

This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

You should read the prospectus in the registration statement and other documents RVII has filed with the SEC for more complete information about RVII and the offering. See the prospectus here: https://bit.ly/RHVFundII-Prospectus.

An investment in RVII is speculative and involves a high degree of risk with substantial risk of loss. Past performance is not necessarily indicative of future results. It should not be assumed that there will be a correlation between the performance presented herein and any future returns.

Business development companies differ from open-end funds in that business development companies do not redeem their shares at the request of an investor. No shareholder has the right to require the Company to redeem his, her or its shares. While the Company's shares are expected to be listed on an exchange, an active public market for the shares may not develop. As a result, shareholders may not be able to liquidate their investment. Accordingly, Shareholders should consider that they may not have access to the funds they invest in the Company for an indefinite period of time.

There is no assurance that the private companies in which the Company invests will ever have a liquidity event.

This presentation has been prepared solely for informational purposes. This presentation includes information based on the preliminary prospectus on Form N-2 of RVII, submitted to the SEC in connection with the proposed offering. RVII may be required to make changes or to otherwise modify, reformulate or delete certain information, including, without limitation, certain financial measures included in the preliminary prospectus.

This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this presentation are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as "anticipates", "believes", "expects", "intends", "will", "shall", "should", "may", "plans", "continues", "seeks", "estimates", "would", "could", "targets", "outlook", "potential", "predicts" or the negative of these words or other similar terms or expressions that concern the Company's expectations, strategy, plans or intentions. Forward-looking statements include, among others, statements relating to the Company's expectations of the current and future business, operations, financial conditions, operating results or prospects of the Company and those of its portfolio businesses, the return or impact of current and future investments, market conditions, the Company's ability to deploy capital raised in the contemplated offering, the ability to obtain suitable investments for the Company and the composition of the Company's management team. The Company may not actually achieve the plans, intentions, or expectations disclosed in these forward-looking statements, and you should not place undue reliance on these forward-looking statements. Actual results or events could differ from the plans, intentions, and expectations disclosed in these forward-looking statements.
Forward-looking statements speak only as of the date this presentation; they are based on current expectations and assumptions and involve risks and uncertainties. The Company undertakes no obligation to update forward-looking statements for any reason after the date of this presentation to conform the statements to actual results or to changes in expectations, except as required by law.

This presentation contains statistical data, estimates and forecasts that are based on independent industry publications or other publicly available information, as well as other information based on the Company's internal sources. This information involves many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The Company has not independently verified the accuracy or completeness of this data contained in these industry publications and other publicly available information. Accordingly, the Company makes no representations as to the accuracy or completeness of that data nor does it undertake to update such data after the date of this presentation.
The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the platform and products of the Company, or this proposed offering.

OUR MISSION

We aim to democratize private markets by giving retail investors access to early-stage and growth-stage private companies that have traditionally been available only to accredited and institutional investors

1.3%

of the total U.S. population owns private market securities[1]

Approximately 12.6% of U.S. individuals qualify as accredited investors[1,2]. Among those accredited investors, only 4.3% actually own private market securities[1].



Have access and own private market securities
Do not have access

WHY BRING VENTURE CAPITAL TO RETAIL?

Venture market has achieved massive scale and rapid expansion

Scale	Expansion	Performance
$1.38T	$320B	~75%
Venture Capital Assets Under Management[4]	Venture Capital Deployed in 2025[5]	of VC Vintages Outperformed the S&P 500 since 2010[5]

More opportunities are remaining private for longer

Number of Public U.S. Companies	Median Age of Companies Going Public	Number of Unicorns in the U.S.
(42)%	2x	~22x
Decrease from 2000 to 2024[6]	Increase from 2000 to 2025[7]	Increase from 2013 to 2026[8]

[1]Katherine Carman, Alycia Chin, Steven Nash & Brian Scholl, "Exploring Accredited Investors and Private Market Securities Ownership," SEC Office of the Investor Advocate, OIAD Working Paper 2025 No. 1 (June 2025).
[2]Investors with $1M in net assets (excluding primary residence) or at least $200K in annual income ($300K with spouse and must be for last 2 years with expectation to continue).
[3]NVCA 2026 Yearbook (National Venture Capital Association / PitchBook Data, Inc., 2026); data as of December 31, 2025.
[4]Data from NVCA 2026 Yearbook (National Venture Capital Association / PitchBook Data, Inc., 2026); data as of December 31, 2025.
[5]Data from Cambridge Associates LLC, Frank Russell Company, and Thomson Reuters Datastream. Based on data compiled from 2,577 venture capital funds, including fully liquidated partnerships, formed between 2010 and 2024. Internal rates of returns are net of fees, expenses and carried interest.
[6]Data from World Bank Group DataBank. Available at Listed domestic companies, total - United States.
[7]Data from Jay Ritter, University of Florida, Initial Public Offerings: Median Age of IPOs Through 2025.
[8]Data from PitchBook, Unicorn Companies List & Tracker as of March 31, 2026. Unicorns defined as private companies that have reached a capitalization of $1 billion or more.

Past performance is no guarantee of future results.

OUR SECOND FUND

Robinhood Ventures Fund II (RVII) aims to build a diversified portfolio of early-stage companies with a focus on the Y Combinator ecosystem

Private Market Diversification…

Structure and Size

$200M
Target Offering Size

~$21M
Current Capital Deployed[1]

Industry Breakdown[2]



11%
Sales & GTM Tech
27%
AI Infrastructure
16%
Defense / Energy
80 Current Investments[1]
~50% AI-Focused[2]
13%
Health Tech
13%
Fintech
20%
Enterprise Workflow

…with Public Market Accessibility

Daily Liquidity

Freely tradable on NYSE without lockups, redemption gates, or capital call obligations[3]

No Minimum Investment

Allowing retail investors to enter with no barriers

Accessibility

Regardless of accreditation status, net worth, or connections

[1]Reflects investments made as of July 30, 2026. See Appendix for RVII's Current Portfolio Companies, and each respective company's Industry and Focus.
[2]Percentages are based on number of companies that belong to each category, defined as follows, based on the company's industry as reported in the appendix. AI Infrastructure includes "AI Infra / Security", "Cybersecurity", "AI Infra / Cloud", "Developer Tools", "AI Research", "AI Data", "AI / Geo", "Semiconductors","AI Infra / Compute", "AI Infra / Agents", "AI Infra / Testing", "AI Security", "AI Infra / Virtualization", and "Semiconductors / AI". Defense / Energy includes "Defense", "Robotics / Data", "Space / Defense", "Energy / Infra","Energy / Nuclear", "Mobility / Infra", "Robotics", "Aviation / ATC", and "Robotics / Observability". Enterprise Workflow includes "GovTech", "Compliance AI", "AI Ops / Retail", "Enterprise AI", "Home Services", "AI Assistant", "LegalTech","E-commerce / AI", "Manufacturing / ERP", "Manufacturing", "Supply Chain / ERP", "Construction / AI", and "Compliance / AI". Fintech includes "Insurance / AI", "Crypto / Payments", "Identity / Fintech", "Fintech / AI", "Consumer / Web3", and "Fintech / Crypto". Sales / GTM includes "Sales / GTM", "Sales AI", "Conversational AI", "Customer Success","Marketing AI", "Voice AI", and "Video AI". Health Tech includes "Biotech / AI", "Healthcare","Healthtech", and "Wearables". AI-focused encompasses any categories with AI listed.
[3]No active market is assured; the shares may be difficult to sell and may trade at a discount or premium to NAV.

There is no assurance that the private companies in which RVII invests in will ever have a liquidity event.

OUR STRATEGY AND PORTFOLIO

Framework for Evaluating Potential Investments Includes:

- **Team**
  Strength of founding team, including founder-market fit and execution velocity
- **Market**
  Industry trends and size of the addressable opportunity
- **Business Model**
  Attractiveness of business model, including product differentiation
- **Commercial Traction**
  Early signs of product market-fit

Meet RVII's Portfolio Managers



Sarah Pinto
Fund Portfolio Manager & President

- Currently the Head and Chief Investment Officer of Robinhood Ventures, and President of Robinhood Ventures Fund I
- Led growth-stage venture investing at Emerson Collective for over seven years, focusing on emerging technology companies
- Previously spent 10 years investing at Spectrum Equity, Great Hill Partners, and Bridgepoint
- Master in Public Administration in International Development from Harvard University and a MS in Finance from HEC Paris



Richard Aberman
Fund Portfolio Manager

- Co-founded WePay (YC S09), scaling from inception to >$100M+ revenue and exiting to J.P. Morgan; subsequently served as Managing Director of Chase Merchant Services
- Joined Y Combinator for two years as a Visiting Partner, evaluating and advising early-stage founders
- Most recently was a General Partner at Open Core Ventures, focused on early-stage venture investing in software companies based on open-source projects
- Previously was a Y Combinator ecosystem investor

FREQUENTLY ASKED QUESTIONS

Fund Structure

1. What is Robinhood Ventures Fund II (RVII)?
RVII is a Business Development Company (BDC) designed to give retail investors access to early-stage and growth-stage private companies, with a focus on those that are current or previous participants in the Y Combinator program.

2. How does RVII differ from RVI?
While RVI is focused on late-stage private companies, RVII is a BDC targeting both early and growth-stage companies.

3. What are the key differences between a closed-end fund and a BDC?
Key differences include regulatory framework, portfolio company ownership limits, reporting requirements, and investment flexibility. The BDC structure allows RVII greater regulatory flexibility to make larger investments and follow-on investments in portfolio companies while maintaining a publicly traded vehicle.

4. Why did Robinhood structure RVII as a BDC instead of a closed-end fund?
Robinhood selected the BDC structure because it provides greater regulatory flexibility to build and support larger equity positions in early-stage and growth-stage companies through both initial and follow-on investments, while remaining publicly traded and accessible to retail investors.

5. What are the management and incentive fees for RVII?
RVII charges a 2% annual management fee and a 20% incentive fee on net realized capital gains. The incentive fee is only earned after accounting for the fund's results since inception, meaning investors are not charged incentive fees on short-term gains if earlier losses have not yet been recovered.

6. How is the Net Asset Value (NAV) of RVII's private holdings determined?
Because RVII invests primarily in private companies, many of its investments do not have readily available market quotations. The Company values these investments at fair value in accordance with a Board-approved valuation policy, with the Adviser serving as the Company's Valuation Designee under Board oversight. The Company may also engage independent third-party valuation providers to assist in the valuation process.

7. BDCs are generally credit funds and generate income streams for investors. Is RVII designed to generate regular income for investors?
No. While many publicly traded BDCs focus on investing in private credit and generating current income, RVII is designed as a venture capital vehicle focused on long-term capital appreciation through equity investments in early-stage and growth-stage private companies.

FREQUENTLY ASKED QUESTIONS (Cont'd)

Portfolio Strategy

8. How much does the fund intend to raise in the offering and what is the deployment timeline for RVII?
The fund aims to raise approximately $200 million and deploy across various Promising Companies[1] over a three-year period.

9. How does RVII plan to build a diversified portfolio across hundreds of companies?
RVII will invest in hundreds of companies over the deployment period. Per IRS RIC diversification guidelines, at least 50% of the portfolio must consist of cash and cash items, U.S. Government securities, the securities of other RICs and securities of non-RIC issuers that meet the following criteria: the securities of the non-RIC issuer owned by RVII do not represent (A) more than 5% of the value of RVII's total assets or (B) more than 10% of the outstanding voting securities of such issuer, and no single holding may exceed 25% of total assets. These guidelines support the fund's diversified portfolio construction approach.

10. Does RVII plan to invest in each Y Combinator batch?
RVII plans to invest in each Y Combinator batch while ramping up and deploying IPO proceeds.

11. What methodology does RVII use to value its investments?
RVII values its investments at fair value in accordance with a Board-approved valuation policy. The Adviser, acting as the Company's Valuation Designee, is responsible for determining fair value under the Board's oversight and may consider a variety of factors, including company-specific developments, financing activity, market conditions, and other relevant information. The Company may also engage independent third-party valuation providers to assist in the valuation process.

12. What are SAFEs?
A Simple Agreement for Future Equity (SAFE) is a YC-developed investment instrument, with a focus on startups, that converts into equity upon a future financing round, at which point a company valuation is established.

[1] "Promising Companies" refers to YC and other early-stage and growth-stage private companies that, in the view of the Adviser, demonstrate significant growth potential.

IMPORTANT THINGS TO KNOW ABOUT RVII

High-Volume, Early-Stage and Growth-Stage Focus

RVII is a highly active, early-stage and growth-stage fund targeting hundreds of new investments per year. It focuses on early and growth-stage technology startups graduating from the Y Combinator (YC) accelerator program.

BDC Structure with Public Liquidity

The fund is structured as a Business Development Company (BDC) under the SEC Investment Company Act of 1940. While the underlying startup investments are highly illiquid, the BDC itself will trade publicly, offering retail investors daily liquidity for a venture capital-style asset class.

Capital Appreciation, Not Income

The Company's investment objective is to seek long-term capital appreciation. Returns will rely heavily on long-term equity growth, with exits realized through strategic acquisitions or IPOs.

Fee Structure

RVII follows the fee structure of a 2% annual management fee and a 20% incentive fee on net realized capital gains, with an inception lookback, which means incentive fees are only earned after considering the fund's cumulative gains and losses since launch. No incentive fees are charged on regular income.

No Leverage Intended

While BDCs are legally permitted to use debt to amplify returns, RVII does not intend to utilize leverage for its deals, reducing the structural risk of the fund.

Strict Concentration Limits

To comply with IRS Regulated Investment Company (RIC) Guidelines, the fund must have a diversified portfolio: no single company can make up more than 25% of the portfolio, and at least half of the portfolio must consist of cash and cash items, U.S. Government securities, the securities of other RICs and securities of non-RIC issuers that meet the following criteria: the securities of the non-RIC issuer owned by RVII do not represent (A) more than 5% of the value of RVII's total assets or (B) more than 10% of the outstanding voting securities of such issuer. As long as RVII otherwise meets the diversification requirement at the close of any quarter, RVII will not lose its status as a RIC because of a discrepancy at the close of a subsequent quarter between the value of its various investments and these requirements, unless such discrepancy exists immediately after the acquisition of any security or other property and is wholly or partly the result of that acquisition.

Subjective Valuation Process

Because RVII invests primarily in private companies, many of its investments do not have readily available market quotations and are therefore valued at fair value. The Adviser serves as the Company's Valuation Designee and determines fair value pursuant to a Board-approved valuation policy and under the Board's oversight, and may engage independent third-party valuation providers to assist in the process. As with any valuation of illiquid private investments, fair value determinations involve judgment and may differ from values ultimately realized upon a sale or other liquidity event.

Robinhood's Sponsor Commitment

Robinhood Markets, Inc. (Robinhood) has provided $22.5 million in initial seed capital to launch the portfolio.

Global Exposure with U.S. Focus

While the vast majority of investments in a BDC must be qualifying U.S.-based, up to 30% of the portfolio can be non-qualifying investments, which may include non-U.S. companies and private vehicles, to accommodate Y Combinator's international founders.

Appendix

RVII's Portfolio Companies as of July 30th, 2026

RVII Has Currently Invested ~$9.35M Across 38 Companies From The YC Winter 2026 Batch As Part Of the Seed Portfolio

	Company	Industry	Focus
1	**Agentic Fabriq**	*AI Infra / Security*	Data permissioning control plane for AI agents.
2	**Asimov**	*Robotics / Data*	Marketplace for human motion data for humanoids.
3	**Autositu**	*GovTech*	AI workspace for municipal development review.
4	**Autumn AI**	*Sales / GTM*	Real-time prospect signals for outbound sales.
5	**AxionOrbital Space**	*Space / Defense*	24/7 Earth observation foundation models.
6	**Caretta**	*Sales AI*	Realtime AI for live sales call objection handling.
7	**CatchBack Cards**	*Consumer / Web3*	Trading card collecting platform with liquidity.
8	**CellType**	*Biotech / AI*	Agentic drug discovery on simulated biology.
9	**Corvera**	*AI Ops / Retail*	Autonomous AI ops team for CPG brands.
10	**Crosslayer Labs**	*Cybersecurity*	Detects website and API impersonation attacks.
11	**Crow**	*Developer Tools*	Natural-language chat control for any app.
12	**Cumulus Labs**	*AI Infra / Cloud*	Serverless GPU cloud with proprietary inference.
13	**/dev/fast**	*Enterprise AI*	Enterprise AI agent generating task-specific UIs.
14	**Didit**	*Identity / Fintech*	All-in-one identity verification from face scan.
15	**Jinba**	*Enterprise AI*	Vibe-code AI workflows in plain English.
16	**LegalOS**	*LegalTech*	AI-native immigration law firm for work visas.
17	**Luel**	*AI Data*	Rights-cleared multimodal AI training data marketplace.
18	**Maven**	*Fintech / AI*	API for voice agents to collect phone payments.
19	**Maywood**	*Fintech / AI*	AI automating investment-banking deal execution.
20	**Milliray (DroneTector)**	*Defense*	Millimeter-wave radar tracking small hostile drones.
21	**Opalite Health**	*Healthtech*	AI translation for non-English-speaking patients.
22	**Oxus**	*Compliance / AI*	AI automation for internal audit workflows.
23	**Panta**	*Insurance / AI*	Autonomous AI commercial insurance brokerage.
24	**Pollen**	*Customer Success*	AI agents for proactive post-sale customer engagement.
25	**Prana**	*Healthtech*	AI primary care doctor in your pocket.
26	**Robby**	*Home Services*	AI growth engine for home-services businesses.
27	**Ruma Care**	*Healthtech*	Automates prior authorizations for biologics access.
28	**Samora AI**	*Conversational AI*	Multilingual voice agents with human escalation.
29	**SpotPay**	*Fintech / Crypto*	Borderless stablecoin neobank for cross-border finance.
30	**Synthetic Sciences**	*AI Research*	AI co-scientist running computational research.
31	**Talking Computers**	*AI Research*	Lab building autonomous computer-to-computer orgs.
32	**Terminal Use**	*Developer Tools*	"Vercel for background agents" orchestration platform.
33	**Unifold**	*Crypto / Payments*	API/SDK for multi-chain crypto deposits.
34	**Vela**	*AI Assistant*	AI scheduling assistant learning user preferences.
35	**Veriad**	*Compliance / AI*	AI compliance officers for documents and policies.
36	**Visibl Semiconductors**	*Semiconductors*	AI agents turning compute into chip-design capacity.
37	**Voxel Energy**	*Energy / Infra*	Data centers powered by solar and repurposed batteries.
38	**Voygr**	*AI / Geo*	Place intelligence APIs for AI agents.

RVII's Portfolio Companies as of July 30th, 2026

RVII Has Currently Invested ~$11.25M Across 42 Companies From The YC Spring 2026 Batch As Part Of the Seed Portfolio

	Company	Industry	Focus
1	**Adialante**	*Healthtech*	Compact and whole body MRIs.
2	**Amboras**	*E-commerce / AI*	AI-native e-commerce platform.
3	**Apollo Atomics**	*Energy / Nuclear*	Compact nuclear reactors.
4	**Aseon Labs**	*Mobility / Infra*	Micro-depots for self-driving cars.
5	**Avea Robotics**	*Robotics*	Teleoperation software for robots.
6	**Biostack**	*Biotech / AI*	Data sets for training models in healthcare and drug discovery.
7	**Expanse**	*AI Infra / Compute*	Intelligence layer for compute infrastructure.
8	**Tenet Industries**	*Defense*	Low-cost mass producible defense systems.
9	**General Aviation**	*Aviation / ATC*	Building a new ATC (Air Traffic Control) system.
10	**Limrun**	*Developer Tools*	Mobile development and testing for AI agents.
11	**Matforge**	*Semiconductors / AI*	Materials discovery platform for semiconductors.
12	**Primitive**	*AI Infra / Agents*	Communication infrastructure for fully autonomous agents.
13	**AgentPhone**	*Voice AI*	Telephony platform for AI agents.
14	**Andco**	*LegalTech*	AI agents for personal injury law firms.
15	**Anoria**	*Wearables*	Emotion-focused wearable.
16	**Arga Labs**	*AI Infra / Testing*	Real-world sandboxes to test agents and agent-facing software.
17	**Arzana**	*Manufacturing / ERP*	Automated ERP system for factories.
18	**Callab AI**	*Voice AI*	AI voice agents for legacy phone systems.
19	**Complir**	*Compliance / AI*	AI-powered product compliance.
20	**Eden Robotics**	*Robotics*	Multi-use robots sold to companies through a usage-based model.
21	**InstaAgent**	*Marketing AI*	Personalized ad generation for consumer brands.
22	**Interfaze**	*Developer Tools*	AI model for deterministic developer tasks.
23	**Juno**	*Healthtech*	AI assistant for chronic illness.
24	**KelAI**	*Fintech / AI*	AI research platform for institutional investors.
25	**Keyframe Labs**	*Video AI*	AI avatars for video calls.
26	**Klaimee**	*Insurance / AI*	Liability insurance for AI agents.
27	**Lumius**	*Healthtech*	Real time and intelligent 3D ultrasounds.
28	**Minicor**	*Developer Tools*	Automatically generated APIs for connecting AI products with legacy desktop apps.
29	**Oddpool**	*Fintech / AI*	Prediction markets intelligence for institutional investors.
30	**Ornadyne**	*Defense*	Robotic birds for reconnaissance.
31	**Plena Health**	*Healthtech*	AI operating system for specialty medicine practices.
32	**Prototyping.io**	*Manufacturing*	Autonomous manufacturing for mechanical parts.
33	**Qomplement**	*Supply Chain / ERP*	Agentic ERP for supply chain operations.
34	**ReasonBlocks**	*AI Infra / Agents*	Runtime layer for AI agents.
35	**Replicas**	*Developer Tools*	Background coding agent for task delegation.
36	**Rudus**	*Construction / AI*	AI-powered takeoff and estimation platform for concrete contractors.
37	**Shotwell.ai**	*Robotics / Observability*	Observability layer for robotics.
38	**Silmaril**	*AI Security*	Runtime security platform for AI.
39	**Smol machines**	*AI Infra / Virtualization*	Portable, self-contained virtual machines.
40	**Surtr Defense Systems**	*Defense*	Hardware agnostic operating system for drone defense.
41	**YouArt**	*Video AI*	AI video creator platform for films and series.
42	**Tasklet**	*AI Infra / Agents*	AI agents that can own work end to end.

[1]Reflects investments made as of July 30, 2026.
Holdings subject to change.